Exhibit 99.3(b)

Authorization ID: DIL528904	Page 1 of 6
Contact ID: BRECKENRIDGE	FS-2700-23 (4/97)
OMB No. 0596-0082

U. S. DEPARTMENT OF AGRICULTURE

Forest Service

AMENDMENT

FOR

SPECIAL USE AUTHORIZATION

AMENDMENT NUMBER: 1

This amendment is attached to and made a part of the special use authorization (indicated above) issued to BRECKENRIDGE SKI AREA on 12/31/1996, which is hereby amended as follows:

Remove clauses A - G of Section "VI FEES" and replace with the following clauses:

A-9. Ski Area Permit Fees. The Forest Service shall adjust and calculate permit fees authorized by this permit to reflect any revisions to permit fee provisions in 16 U.S.C. 497c or to comply with any new permit fee system based on fair market value that may be adopted by statute or otherwise after issuance of this permit.

A. Fee Calculation. The annual fee due the United States for the activities authorized by this permit shall be calculated using the following formula:

SAPF = (.015 x AGR in bracket 1) + (.025 x AGR in bracket 2) +

(.0275 x AGR in bracket 3) + (.04 x AGR in bracket 4)

Where:

AGR = [(LT + SS) x (proration %)] + GRAF
AGR	is	adjusted gross revenue;
LT	is	revenue from sales of alpine and nordic lift tickets and passes;
GRAF	is	gross year-round revenue from ancillary facilities;
Proration %	is	the factor to apportion revenue attributable to use of National Forest System lands;
SAPF	is	the ski area permit fee for use of National Forest System lands; and
SS	is	revenue from alpine and nordic ski school operations.

1. SAPF shall be calculated by summing the results of multiplying the indicated percentage rates by the amount of the holder's adjusted gross revenue (AGR), which falls into each of the four brackets. Follow direction in paragraph 2 to determine AGR. The permit fee shall be calculated based on the holder's fiscal year, unless mutually agreed otherwise by the holder and the authorized officer.

The four revenue brackets shall be adjusted annually by the consumer price index issued in FSH 2709.11, chapter 30. The revenue brackets shall be indexed for the previous calendar year. The holder's AGR for any fiscal year shall not be split into more than one set of indexed brackets. Only the levels of AGR defined in each bracket are updated annually. The percentage rates do not change.

The revenue brackets and percentages displayed in Exhibit 01 shall be used as shown in the preceding formula to calculate the permit fee.

Exhibit 01

Adjusted Gross Revenue (AGR) Brackets and Associated Percentage Rates for Use in Determining Ski Area Permit Fee (SAPF)

____________________________________________________________________________

Revenue Brackets (updated annually by CPI*)

and Percentage Rates

Holder FY	Bracket 1	Bracket 2	Bracket 3	Bracket 4
	(1.5%)	(2.5%)	(2.75%)	(4%)
FY 1996	All revenue	$ 3,000,000	$15,000,000	All revenue
CPI:	below	to	to	over
N/A	$3,000,000	<$15,000,000	$50,000,000	$50,000,000

FY 1997	All revenue	$ 3,090,000	$15,450,000	All revenue
CPI:	below	to	to	over
1.030	$3,090,000	<$15,450,000	$51,500,000	$51,500,000

FY 1998	All revenue	$ 3,158,000	$15,790,000	All revenue
CPI:	below	to	to	over
1.022	$3,158,000	<$15,790,000	$52,633,000	$52,633,000

FY 1999	All revenue	$ 3,212,000	$16,058,000	All revenue
CPI:	below	to	to	over
1.017	$3,212,000	<$16,058,000	$53,528,000	$53,528,000

FY 2000 and beyond	BRACKETS WILL BE UPDATED ANNUALLY BY CPI*

*The authorized officer shall notify the holder of the updated revenue brackets based on the Consumer Price Index (CPI) which is revised and issued annually in FSH 2709.11, chapter 30.

2. AGR shall be calculated by summing the revenue from lift tickets and ski school operations prorated for use of National Forest System lands and from ancillary facility operations conducted on National Forest System lands.

Revenue inclusions shall be income from sales of alpine and nordic tickets and ski area passes; alpine and nordic ski school operations; gross revenue from ancillary facilities; the value of bartered goods and complimentary lift tickets (such as lift tickets provided free of charge to the holder's friends or relatives); and special event revenue. Discriminatory pricing, a rate based solely on race, color, religion, sex, national origin, age, disability, or place of residence, is not allowed, but if it occurs, include the amount that would have been received had the discriminatory pricing transaction been made at the market price, the price generally available to an informed public, excluding special promotions.

Revenue exclusions shall be income from sales of operating equipment; refunds; rent paid to the holder by subholders; sponsor contributions to special events; any amount attributable to employee gratuities or employee lift tickets; discounts; ski area tickets or passes provided for a public safety or public service purpose (such as for National Ski Patrol or for volunteers to assist on the slope in the Special Olympics); and other goods or services (except for bartered goods and complimentary lift tickets) for which the holder does not receive money.

Include the following in AGR:

a. Revenue from sales of year-round alpine and nordic ski area passes and tickets and revenue from alpine and nordic ski school operations prorated according to the percentage of use between National Forest System lands and private land in the ski area;

b. Gross year-round revenue from temporary and permanent ancillary facilities located on National Forest System lands;

c. The value of bartered goods and complimentary lift tickets, which are goods, services, or privileges that are not available to the general public (except for employee gratuities, employee lift tickets, and discounts, and except for ski area tickets and passes provided for a public safety or public service purpose) and that are donated or provided without charge in exchange for something of value to organizations or individuals (for example, ski area product discounts, service discounts, or lift tickets that are provided free of charge in exchange for advertising).

Bartered goods and complimentary lift tickets (except for employee gratuities, employee lift tickets, discounts, and except for ski area tickets and passes provided for a public safety or public service purpose) valued at market price shall be included in the AGR formula as revenue under LT, SS, or GRAF, depending on the type of goods, services, or privileges donated or bartered; and

d. Special event revenue from events, such as food festivals, foot races, and concerts. Special event revenue shall be included in the AGR formula as revenue under LT, SS, or GRAF, as ap-plicable. Prorate revenue according to the percentage of use between National Forest System lands and private land as described in the following paragraphs 5 and 6.

3. LT is the revenue from sales of alpine and nordic lift tickets and passes purchased for the purpose of using a ski area during any time of the year, including revenue that is generated on private land (such as from tickets sold on private land).

4. SS is the revenue from lessons provided to teach alpine or nordic skiing or other winter sports activities, such as racing, snowboarding, or snowshoeing, including revenue that is generated on private land (such as from tickets sold on private land).

5. Proration % is the method used to prorate revenue from the sale of ski area passes and lift tickets and revenue from ski school operations between National Forest System lands and private land in the ski area. Separately prorate alpine and nordic revenue with an appropriate proration factor. Add prorated revenues altogether; then sum them with GRAF to arrive at AGR. Use one or both of the following methods, as appropriate:

a. STFP shall be the method used to prorate alpine revenue. The STFP direction contained in FSM 2715.11c effective in 1992 shall be used. Include in the calculation only uphill devices (lifts, tows, and tramways) that are fundamental to the winter sports operation (usually those located on both Federal and private land). Do not include people movers whose primary purpose is to shuttle people between parking areas or between parking areas and lodges and offices.

b. Nordic trail length is the method used to prorate nordic revenue. Use the percentage of trail length on National Forest System lands to total trail length.

6. GRAF is the revenue from ancillary facilities, including all of the holder's or subholder's lodging, food service, rental shops, parking, and other ancillary operations located on National Forest System lands. Do not include revenue that is generated on private land. For facilities that are partially located on National Forest System lands, calculate the ratio of the facility square footage located on National Forest System lands to the total facility square footage. Special event revenue allocatable to GRAF shall be prorated by the ratio of use on National Forest System lands to the total use.

7. In cases when the holder has no AGR for a given fiscal year, the holder shall pay a permit fee of $2 per acre for National Forest System lands under permit or a percentage of the appraised value of National Forest System lands under permit, at the discretion of the authorized officer.

B. Fee Payments. Reports and deposits shall be tendered in accordance with the following schedule. They shall be sent or delivered to the collection officer, USDA, Forest Service, at the address furnished by the authorized officer. Checks or money orders shall be made payable to: USDA, Forest Service.

1. The holder shall calculate and submit an advance payment which is due by the beginning of the holder's payment cycle. The advance payment shall equal 20 percent of the holder's average permit fee for 3 operating year, when available. When past permit fee information is not available, the advance payment shall equal 20 percent of the permit fee, based on the prior holder's average fee or projected AGR. For ski areas not expected to generate AGR for a given payment cycle, advance payment of the permit fee as calculated in item A, paragraph 7 ($2 per acre for National Forest System lands under permit or a percentage of the appraised value of National Forest System lands under permit, at the discretion of the authorized officer) shall be made. The advance payment shall be credited (item B, paragraph 3) toward the total ski area permit fee for the payment cycle.

2. The holder shall report sales, calculate fees due based on a tentative percentage rate, and make interim payments each calendar [MONTH], except for periods in which no sales take place and the holder has notified the authorized officer that the operation has entered a seasonal shutdown for a specific period. Reports and payments shall be made by the end of the month following the end of each reportable period. Interim payments shall be credited (item B, paragraph 3) toward the total ski area permit fee for the payment cycle.

3. Within 90 days after the close of the ski area's payment cycle, the holder shall provide a financial statement, including a completed permit fee information form, Form FS-2700-91a, representing the ski area's financial condition at the close of its business year and an annual operating statement reporting the results of operations, including a final payment which includes year-end adjustments for the holder and each subholder for the same period. Any balance that exists may be credited and applied against the next payment due or refunded, at the discretion of the permit holder.

4. Within 30 days of receipt of a statement from the Forest Service, the holder shall make any additional payment required to ensure that the correct ski area permit fee is paid for the past year's operation.

5. Payments shall be credited on the date received by the designated collection officer. If the due date for the fee or fee calculation financial statement falls on a non-workday, the charges shall not accrue until the close of business on the next workday.

6. All permit fee calculations and records of sales are subject to review or periodic audit as determined by the authorized officer. Errors in calculation or payment shall be corrected as needed for conformance with those reviews or audits. In accordance with the Interest and Penalties clause contained in this authorization, interest and penalties shall be assessed on additional fees due as a result of reviews or audits.

7. Correction of errors includes any action necessary to calculate the holder's sales or slope transport fee percentage or to make any other determination required to calculate permit fees accurately.

For fee calculation purposes, an error may include:

a. Misreporting or misrepresentation of amounts;

b. Arithmetic mistakes;

c. Typographic mistakes; or

d. Variation from generally accepted accounting principles (GAAP), when such variations are inconsistent with the terms of this permit. Correction of errors shall be made retroactively to the date the error was made or to the previous audit period, whichever is more recent, and past fees shall be adjusted accordingly.

This Amendment is accepted subject to the conditions set forth herein, and to conditions __N/A__ to __N/A__ attached hereto and made a part of this Amendment.

--------------------------------------------------------------------------------

Holder: _VAIL SUMMIT RESORTS, INC._	Authorized Officer: _/s/_________________
Holder: _/s/ Martha Dugan Rehm, SVP	Title: _for Forest Supervisor____________
Date: _November 14, 2001_________	Date: ___11/20/01________________________